Prudential National Muni Fund, Inc.
PGIM National Muni Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of April, 2020 between Prudential National Muni Fund, Inc., on behalf of its series, PGIM National Muni Fund, and PGIM Investments LLC (the Manager).

WHEREAS Prudential National Muni Fund, Inc. and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which Prudential National Muni Fund, Inc. compensates the Manager for the services provided by the Manager to PGIM National Muni Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to PGIM National Muni Fund:

0.29% on average daily net assets up to $5 billion;
0.28% on average daily net assets over $5 billion.

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL NATIONAL MUNI FUND, INC.

By: /s/ Scott E. Benjamin
       Scott E. Benjamin, Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker
      Stuart S. Parker, President